                  FORM 6-K

                  SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549



                  REPORT OF FOREIGN ISSUER


                  Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




                  For April 23, 1997




                  NAM TAI ELECTRONICS, INC.
                  (Registrant's name in English)




            Unit 9, 15/F, Tower 1
            China Hong Kong City, 33 Canton Road
            TST, Kowloon, Hong Kong

NAM TAI ELECTRONICS, INC.                             CONTACT: WENDY L. WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET                             P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831                               NEWS RELEASE
INTERNET WEBSITE: http://www.namtai.com


                       NAM TAI ELECTRONICS, INC. ANNOUNCES
                              FIRST QUARTER RESULTS

                    SALES INCREASE BY 23%, NET INCOME UP 139%

VANCOUVER, CANADA April 23, 1997 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ Symbol: NTAIF, TSE Symbol: NMT) today announced results for the first quarter ended March 31, 1997. Net sales for the first quarter were $31.2 million, an increase of 23% compared to sales of $25.4 million for the first quarter ended March 31, 1996. Operating income increased 81% to $3.63 million compared to 1996 first quarter operating income of $2.01 million. Net income increased 139% to $5.57 million compared to $2.33 million in the first quarter of 1996. Earnings per share were $0.71 compared to $0.29 in the prior year period. Profit on the sale of part of the Company's investment in Deswell Industries Inc., net of a provision relating to the sale of its manufacturing property in Burnaby, Canada, contributed $2.05 million or $0.26 per share to net income and earnings per share, respectively.

The Company is pleased to report a continuing growth in sales and improved profit margin. The improved margin is principally due to more favourable component pricing, in a large part due to the decline in the Japanese currency during the first quarter, and improved profitability as utilization of the new factory complex increases. In addition, Shenzhen Namtek Co., Ltd. (Nam Tai's software development subsidiary) received income of $0.3 million for work previously completed.

"We are very pleased to report the continued strengthening of both our sales performance and gross profit margin," reported Mr. M.K. Koo, Chairman of the Company. "We are also pleased that we have been able to take steps to streamline our operations and take continuing advantage of our expanded manufacturing capacity. Order backlog at March 31, 1997 stood at a record $43.3 million compared to $24.7 million at March 31, 1996.

Nam Tai also regrets to announce the resignation of its Chief Financial Officer, Ronald G. Erdman, who joined the Company in January 1996. Mr. Erdman will continue to assist the Company on special project work while Mr. M.K. Koo will assume the Chief Financial Officer responsibilities on an interim basis.

Nam Tai's Annual Meeting of Shareholders will be held at 4:30 p.m. on June 26, 1997 at the Plaza Hotel, Fifth Avenue at Central Park South, New York. The record date for the Annual Meeting has been set at May 7, 1997. The Company's dividend plan and record date will be announced at the Annual Meeting.

This release is expressed in U.S. dollars and contains certain forward-looking statements. The actual results may differ significantly as a result of various factors including, but not limited to: the possibility of fluctuations in demand for the products manufactured by the Company, reductions or cancellations in customer requirements and the ability to manufacture and ship customer orders to required specifications.

Nam Tai is a full service contract manufacturer which provides hardware and software design, plastic moulding, component purchasing, assembly, quality control and shipping services to major original equipment manufacturers ("OEMs") from Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's electronic products include personal organizers, spell checkers, dictionaries, calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED MARCH 31, 1997 AND 1996
(In Thousands of U.S. Dollars except per share data)

                                                  Three months ended March 31
                                                         1997            1996
                                                         ----            ----
Net sales                                            $ 31,152        $ 25,357
Cost of sales                                          23,906          20,321
                                                       ------          ------

  Gross profit                                          7,246           5,036
                                                       ------          ------
Costs and expenses
  Selling, general and
   administrative expenses                              3,352           2,875
  Research and development expenses                       264             154
                                                       ------          ------
                                                        3,616           3,029
                                                       ------          ------
Income from operations                                  3,630           2,007

  Gain/(loss)on disposal of fixed assets                    2               0
  Other income - (loss) net                             2,037             367
  Interest (expense)                                      (26)             (1)
                                                       ------          ------

Income from consolidated companies
 before income taxes and minority interest              5,643           2,373

Provision for income tax (expense) recovery               (73)            (40)
                                                       ------          ------

Net income                                           $  5,570        $  2,333
                                                       ======          ======

Earnings per share                                   $   0.71        $   0.29
                                                       ======          ======

Weighted average shares outstanding
 and common stock equivalents                       7,898,900       8,184,691
                                                    =========       =========

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 1997 AND DECEMBER 31, 1996
(In Thousands of U.S. Dollars)
                                               March 31      December 31
                                                   1997             1996
                                               --------      -----------
ASSETS                                       (Unaudited)

Current assets:
  Cash and cash equivalents                    $    750         $  1,761
  Term deposits                                  19,820           15,980
  Accounts receivable, net                       21,011           16,589
  Inventories                                    10,820           10,511
  Prepaid expenses and deposits                   1,406            1,768
                                                 ------           ------

     Total current assets                        53,807           46,609
                                                 ------           ------
Long term investment                              2,199            4,050
                                                 ------           ------
Property, plant and equipment, at cost           46,551           46,751
     Less: accumulated depreciation and
      amortization                              (11,296)         (10,264)
                                                -------          -------

                                                 35,255           36,487
                                                 ------           ------
Other assets                                      1,256            1,245
                                                 ------           ------

     Total assets                               $92,517         $ 88,391
                                                 ======           ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable                                   2,681            5,186
  Accounts payable and accrued expenses          17,176           16,184
  Income taxes payable                              104               31
                                                 ------           ------

      Total current liabilities                  19,961           21,401
                                                 ------           ------
Shareholders' equity:
  Common stock                                       78               78
  Additional paid-in capital                     28,572           28,572
  Stock option grants                               305              305
  Retained earnings                              43,567           38,007
  Foreign currency translation adjustment            34               28
                                                 ------           ------

Total shareholders' equity                       72,556           66,990
                                                 ------           ------

Total liabilities and shareholders' equity     $ 92,517         $ 88,391
                                                 ======           ======

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 33-91553).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                              For and on behalf of
                              Nam Tai Electronics, Inc.

                              by
                                 (S.d.) M.K. Koo
                                 -----------------------
                                  M.K. Koo, Chairman

Date: May 21, 1997